Exhibit 99.01
Condensed Consolidated Financial Statements
Condensed consolidated income statement

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Operating revenues	480	435	1,826
Personnel expenses	(134)	(136)	(526)
Other operating expenses	(181)	(154)	(649)

Gross operating profit (loss)	165	145	651
Depreciation and amortisation	(77)	(73)	(300)
Share of profit (loss) of joint ventures and associates	(1)	(4)	(108)
Impairment loss	0	0	(147)
Other income and expenses	(38)	(16)	(117)

Operating profit (loss)	50	52	(21)
Net financial items	(22)	(14)	(71)

Profit (loss) before taxes	28	38	(91)
Taxes	(32)	(16)	(40)

Profit (loss) from continuing operations	(5)	21	(131)
Profit (loss) from discontinued operation	-	(3)	(3)

Profit (loss) attributable to:
Non-controlling interests	2	2	8
Owners of the parent	(7)	16	(142)

Earnings per share in €:
Basic	(0.01)	0.01	(0.12)
Diluted	(0.01)	0.01	(0.12)

Condensed consolidated statement of comprehensive income

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Profit (loss)	(5)	18	(134)
Remeasurements of defined benefit pension liabilities	-	0	(2)
Income tax relating to remeasurements of defined benefit pension liabilities	-	-	0
Change in fair value of financial instruments	(1)	(4)	(10)
Income tax related to change in fair value of financial instruments	0	1	3
Items not to be reclassified subsequently to profit or loss	(1)	(3)	(9)

Exchange differences on translating foreign operations	(2)	0	22
Net gain/(loss) on cash flow hedges	(1)	(2)	(5)
Income tax related to cash flow hedges	0	1	1
Items to be reclassified subsequently to profit or loss	(3)	(1)	18

Other comprehensive income	(4)	(5)	9
Comprehensive income	(9)	14	(125)

Comprehensive income attributable to:
Non-controlling interests	2	2	8
Owners of the parent	(11)	12	(134)

Condensed consolidated statement of financial position

	31 MARCH	31 DECEMBER
€ million	2024	2023
Intangible assets	10,519	10,563
Property, plant and equipment and right-of-use assets	97	101
Investments in joint ventures and associates	271	273
Other non-current assets	213	225
Non-current assets	11,100	11,161

Trade receivables and other current assets	386	379
Cash and cash equivalents	65	57
Current assets	452	436

Total assets	11,551	11,598

Equity attributable to owners of the parent	8,391	8,399
Non-controlling interests	15	16
Equity	8,406	8,415

Non-current interest-bearing borrowings	1,728	1,771
Other non-current liabilities	733	744
Non-current liabilities	2,461	2,515

Current interest-bearing borrowings	16	9
Other current liabilities	669	659
Current liabilities	685	668

Total equity and liabilities	11,551	11,598

Condensed consolidated statement of cash flows

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Profit (loss) before taxes from continuing operations	28	38	(91)
Profit (loss) before taxes from discontinued operations	-	(3)	(3)
Profit (loss) before taxes	28	35	(94)
Depreciation, amortisation and impairment losses	77	73	447
Share of loss (profit) of joint ventures and associates	1	4	108
Dividends received from joint ventures and associates	-	-	3
Taxes paid	(5)	(3)	(54)
Sales losses (gains) on non-current assets and other non-cash losses (gains)	0	3	(6)
Net loss on derivative instruments at fair value through profit or loss	(1)	0	0
Accrued share-based payment expenses	14	12	44
Unrealised foreign exchange losses (gains)	3	(3)	(8)
Net interest expense and other financial expenses	20	18	78
Interest and other financial income received	1	1	7
Interest and other financial expense paid	(17)	(14)	(84)
Other non-cash items and changes in working capital and provisions	(26)	(33)	26
Net cash flow from operating activities	95	94	467

Development and purchase of intangible assets and property, plant & equipment	(29)	(28)	(120)
Acquisition of subsidiaries, net of cash acquired	-	(1)	(4)
Proceeds from sale of intangible assets and property, plant and equipment	-	-	1
Proceeds from sale of subsidiaries, net of cash sold	1	9	68
Net sale of (investment in) other shares	2	(1)	(5)
Net change in other investments	0	(3)	(3)
Net cash flow from investing activities	(27)	(23)	(64)

Net cash flow before financing activities	68	71	403

Repayment of interest-bearing loans and borrowings	(51)	(81)	(387)
Purchase of treasury shares	-	-	-
Lease payments	(5)	(7)	(22)
Dividends paid to non-controlling interests	(3)	-	(7)
Net cash flow from financing activities	(59)	(88)	(416)

Effects of exchange rate changes on cash and cash equivalents	0	0	0
Net increase (decrease) in cash and cash equivalents	9	(17)	(13)

Cash and cash equivalents at start of period	57	70	70
Cash and cash equivalents attributable to assets held for sale at start of period	-	-	-
Cash and cash equivalents at end of period	65	52	57
Cash and cash equivalents attributable to assets held for sale at end of period	-	2	-

Condensed consolidated statement of changes in equity

€ million	Equity attributable to owners of the parent	Non-controlling interests	Equity
Equity as at 1 January 2023	8,534	14	8,548
Comprehensive income	(134)	8	(125)
Transactions with the owners	(1)	(7)	(8)
Share-based payment	(14)	-	(14)
Change in treasury shares	13	-	13
Dividends paid to non-controlling interests	-	(7)	(7)

Equity as at 31 December 2023	8,399	16	8,415
Comprehensive income	(11)	2	(9)
Transactions with the owners	2	(3)	0
Share-based payment	(16)	0	(16)
Change in treasury shares	18	0	18
Dividends paid to non-controlling interests	-	(3)	(3)

Equity as at 31 March 2024	8,391	15	8,406

Equity as at 31 December 2022	8,534	14	8,548
Comprehensive income	12	2	14
Transactions with the owners	7	-	7
Share-based payment	7	-	7
Change in treasury shares	1	-	1

Equity as at 31 March 2023	8,553	16	8,569

Notes
Note 1.
Corporate information, basis of preparation and changes to accounting policies
The Adevinta Group was established on 9 April 2019. Adevinta ASA is a public limited company and its offices are located in Grensen 5, Oslo in Norway. The shares of Adevinta ASA are listed on the Oslo Stock Exchange. The major shareholders are Schibsted, eBay and Permira holding 30%, 30% and 12% of voting rights, respectively. None of the parties have control over Adevinta Group.
Adevinta Group reports consolidated financial statements according to IFRS 10. The consolidated financial statements comprise the Group and the Group’s interests in joint ventures and associates. The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.
The accounting policies adopted are consistent with those followed in preparing the Group’s annual consolidated financial statements for 2023.
The condensed consolidated interim financial statements are unaudited. All amounts are in € million unless otherwise stated. Tables may not summarise due to rounding.

Note 2.
Operating segment disclosures

The operating segments correspond to the management structure and the internal reporting to the Group’s chief operating decision maker, defined as the CEO. The operating segments reflect an allocation based on geographical location.

Based on the new internal reporting structure, Adevinta has identified France, mobile.de, European Markets and International Markets as reportable operating segments.
→France comprises primarily Leboncoin, Agriaffaires, MachineryZone, Truckscorner, Avendrealouer, Videdressing, Locasun and Groupe Argus.
→mobile.de comprises mobile.de and Null-Leasing in Germany.
→European Markets comprises primarily Kleinanzeigen in Germany, Marktplaats, 2ememain and 2dehands in Benelux, InfoJobs, Coches, Motos, Fotocasa, Habitaclia and Milanuncios in Spain, Subito, Infojobs and Automobile in Italy, Daft, Done Deal and Adverts in Ireland, Hasznaltauto, Jofogas and Autonavigator in Hungary (sold in Q3 2023).
→International Markets comprises Kijiji in Canada and Gumtree in other countries (Poland, Ireland, Singapore and Argentina).
Other/Headquarters comprises Adevinta’s shareholder and central functions including central product and technology development.
Eliminations comprise reconciling items related to intersegment sales. Transactions between operating segments are conducted on normal commercial terms.
In the operating segment information presented and for internal control and monitoring, gross operating profit (loss) is used as a measure of operating segment profit (loss).

Operating revenues and profit (loss) by operating segments

FIRST QUARTER 2024
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Eliminations	Total
Revenues from external parties	148	108	203	20	2	-	480
Revenues from other segments	-	0	0	-	0	0	-
Revenues	148	108	203	20	2	0	480

Gross operating profit (loss)	65	67	75	8	(49)	-	165

FIRST QUARTER 2023
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Eliminations	Total
Revenues from external parties	132	97	180	23	4	-	435
Revenues from other segments	0	(7)	7	-	(1)	(1)	-
Revenues	132	90	187	23	4	(1)	435

Gross operating profit (loss)	56	51	75	11	(47)	-	145

FULL YEAR 2023
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Eliminations	Total
Revenues from external parties	548	432	744	90	12	-	1,826
Revenues from other segments	2	(33)	35	-	(2)	(2)	-
Revenues	550	399	779	90	11	(2)	1,826

Gross operating profit (loss)	241	239	321	43	(193)	-	651

Disaggregation of revenues by category

FIRST QUARTER 2024
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Total
Classified revenues	113	102	145	16	-	376
Advertising revenues	14	5	47	4	0	70
Transactional revenues	21	0	11	-	-	33
Revenues from contracts with customers	148	108	203	20	0	479

Revenues from lease contracts, services provided to sold companies and others	0	-	0	-	2	2
Total revenue	148	108	203	20	2	480

FIRST QUARTER 2023
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Total
Classified revenues	99	91	123	18	-	331
Advertising revenues	14	6	50	5	1	76
Transactional revenues	19	0	7	-	-	25
Revenues from contracts with customers	132	97	10	23	1	432

Revenues from lease contracts, services provided to sold companies and others	0	-	0	-	3	4
Total revenue	132	97	180	23	4	435

FULL YEAR 2023
€ million	France	mobile.de	European Markets	International Markets	Other / Headquarters	Total
Classified revenues	413	408	510	69	-	1,399
Advertising revenues	62	24	204	21	2	312
Transactional revenues	73	-	30	-	-	103
Revenues from contracts with customers	548	432	743	90	2	1,815

Revenues from lease contracts, services provided to sold companies and others	-	-	1	-	11	11
Total revenue	548	432	744	90	12	1,826

Value-added services (includes adjacent services integrated inside the user journey, such as: financing and insurance partnerships (for Cars and RE) and headhunting and learning/experience lab (for Jobs), that are not directly related to the Classifieds products) revenues are reported within Online classifieds revenues.

Note 3.
Other income and Other expenses

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Gain on sale and remeasurement of subsidiaries, joint ventures and associates	-	-	10
Gain on sale of intangible assets, property, plant & equipment	0	-	1
Other	0	0	6
Other income or gain	0	0	17
Restructuring costs	(2)	2	0
Loss on sale and remeasurement of subsidiaries, joint ventures and associates	0	-	(1)
Loss on sale of intangible assets, property, plant & equipment	0	0	(1)
Acquisition and divestment related costs	(16)	0	(1)
Integration related costs	(9)	(12)	(69)
Verticalisation project costs	(5)	(4)	(22)
Rebranding costs	0	(2)	(15)
Voluntary Offer related costs	(5)	-	(24)
Other	0	(1)	(2)
Other expenses or loss	(38)	(16)	(134)
Total	(38)	(16)	(117)

Gain on sale and remeasurement of subsidiaries, joint ventures and associates of €10 million in YTD 2023 relates to the gain on sale of Adevinta Hungary of €7 million and €2 million related to the gain on dilution of Younited.
Restructuring costs of €(2) million YTD 2024 mainly relate to severance payments related to the verticalization project.
Acquisition and divestment related costs YTD 2024 includes a provision for levy, expected to be paid in 2024, on remuneration of former employees in relation to the eCG transaction. Management is assessing the final amount as well as options for reimbursement from the seller.
Integration related costs relate to the acquisition of eBay Classifieds Group.
Verticalisation project costs relate to restructuring Adevinta’s operating model and organisation to be divided by verticals across our five core European markets.
Rebranding costs relate to the rebranding of “eBay Kleinanzeigen” to “kleinanzeigen.de”. Per the acquisition agreement with eBay, Adevinta cannot use the “eBay Kleinanzeigen” brand beyond 2024.
Voluntary Offer related costs relate to the voluntary Offer announced by Aurelia Bidco Norway AS to acquire all issued and outstanding ordinary A shares in Adevinta.

Note 4.
Net financial items

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Interest income	7	8	29
Interest expense	(19)	(20)	(84)
Net foreign exchange gain (loss)	(3)	3	8
Net other financial income (expenses)	(7)	(6)	(24)
Net financial items	(22)	(14)	(71)

Interest income in Q1 2024 and Q1 2023 is mainly due to the interest on the loan in BRL granted by Adevinta Finance AS to Bom Negócio Atividades de Internet Ltda (OLX Brazil joint venture).
Interest expense in Q1 2024 and Q1 2023 is mainly due to financing (senior secured notes and senior secured facilities) obtained in connection to the eCG acquisition.
Net foreign exchange gain in Q1 2024 and Q1 2023 is mainly due to the appreciation (depreciation) of BRL against EUR, increasing (decreasing) the value in EUR of the loan in BRL granted by Adevinta Finance AS to Bom Negócio Atividades de Internet Ltda (OLX Brazil joint venture).
Net other financial expenses in Q1 2024 and Q1 2023 are mainly due to the amortisation of the costs directly attributable to the issue of the financing obtained in connection to the eCG acquisition using the effective interest method.

Note 5.
Income taxes
The relationship between tax (expense) income and accounting profit (loss) before taxes is as follows:

	FIRST QUARTER		YEAR
€ million	2024	2023	2023
Profit (loss) before taxes from continuing operations	28	38	(91)
Tax (expense) income based on weighted average nominal tax rate*	(6)	(8)	21
Tax effect of share of profit (loss) of joint ventures and associates	0	(1)	(20)
Tax effect translation differences adjustment in the Norwegian tax Group	(13)	-	(21)
Tax effect of other permanent differences	(3)	(3)	(18)
Current period unrecognised deferred tax assets	(5)	(5)	(9)
Previously unrecognised tax losses used in current period	-	0	9
Reassessment of previously recognised deferred tax assets, including changes in tax rates	(5)	-	(1)
Other	(1)	1	(1)
Taxes recognised in profit or loss from continuing operations	(32)	(16)	(40)
*Weighted average nominal tax rate	23%	21%	23%

The weighted average nominal tax rate varies over time due to differentials in nominal tax rates and variations in profit before tax in the countries where Adevinta operates.
The corporation tax rate applicable to mobile.de increased from 27.402% to 27.855% effective from January 2024. As a result, the relevant deferred tax balances have been re-measured resulting in a tax expense of €(5) million, mainly related to intangible assets, which is presented in the line “Reassessment of previously recognised deferred tax assets, including changes in tax rates”.

Note 6.
Events after the reporting period and other information
Voluntary offer to acquire all issued and outstanding ordinary Class A shares in Adevinta ASA
On 24 April 2024 the Offeror announced, amongst other things, the receipt of all required regulatory approvals as set out in the Offer document, and that settlement of the voluntary offer (the “Offer”) is expected to be made to shareholders having accepted the Offer on 29 May 2024 (the “Settlement date”). Settlement of the Offer will, subject to applicable law, remain subject to the following Closing Conditions (as defined in the Offer document): "Ordinary conduct of business", "No material breach", "No legal action" and "No Material Adverse Change", until settlement of the Offer. For further information on the Offer, visit: www.abgsc.com.
An Extraordinary General Meeting in Adevinta ASA was held on 16 May 2024. All agenda items were adopted including the amendment of the Company’s Articles of Association, changes in the composition of the Board of Directors subject to and with effect from the settlement date of the Offer and remuneration to the members of the Board of Directors who resign with effect from the settlement date. The minutes from the Extraordinary General Meeting are available on www.adevinta.com.
On 17 May 2024 Adevinta ASA announced the issuance of notices of redemption (the "Redemption") for all of its outstanding € 660 million aggregate principal amount 2.625% Senior Secured Notes due 2025 (the "2025 Notes") and € 400 million aggregate principal amount 3% Senior Secured Notes due 2027 (the "2027 Notes" and, together with the 2025 Notes, the "Notes"). As specified in the notices of Redemption, the 2025 Notes will be redeemed in full at a redemption price equal to 100.65625% of the principal amount, plus accrued and unpaid interest, and the 2027 Notes will be redeemed in full at a redemption price equal to 101.5% of the principal amount, plus accrued and unpaid interest. The redemption of the Notes is subject to conditions as described in the redemption notices. Subject to the redemption conditions, the redemption will take place in connection with the settlement of the Offer.
On 21 May 2024 Adevinta issued prepayment and cancellation notices for all of its outstanding notional amount of the Company's €728 million Senior Secured Facilities plus accrued interest. The prepayment and cancellation of the Senior Secured Facilities is subject to conditions as described in the prepayment and cancellation notices. Subject to the prepayment and cancellation conditions, the prepayment and cancellation will take place in connection with the settlement of the Offer.
The Redemption of the Senior Secured Notes and the prepayment and cancellation of the Senior Secured Facilities would result in an estimated expense of €50 million recognised in Q2 2024 related to the difference between the redemption price and the principal amount and unamortised loan origination fees (paid when the financing was established) partially offset by accumulated gain on USD cross-currency interest rate swap recycled to profit and loss.

Other than the matters described above, no further matters have arisen since 31 March 2024 which have significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial periods.